SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No. )*

                  Universal Standard Medical Laboratories, Inc.

                                (Name of Issuer)

                           Common stock, no par value

                         (Title of Class of Securities)

                                    913839106

                                 (CUSIP Number)

            Barbara McDonald; WestSphere Group; P.O. Box 309 63 SMB, Grand Cayman, Cayman Islands, B.W.I., Tel.: 809-949-9845

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               September 19, 1996

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /
Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No.  913839106

                     1)    Names of Reporting Persons S.S. or I.R.S.
                           Identification Nos. of Above Persons. . . . . . . .

                                Portfolio Investment Company Limited
                     2)    Check the Appropriate Box if a Member of a
                           Group (See Instructions). . . . . . . . . . . . . . .
                                (a). . . . . . . . . . . . . . . . . . . . ./ /
                                (b). . . . . . . . . . . . . . . . . . . . ./ /

                     3)    SEC Use Only. . . . . . . . . . . . . . . . . . . . .

                     4)    Source of Funds

                                See Item 3 . . . . . . . . . . . . . . . . . . .
                     5)    Check if Disclosure of Legal Proceedings is Required
                           Pursuant to Items 2(d) or 2(e). . . . . . . . . . / /

                     6)    Citizenship or Place of Organization

                                The Cayman Islands
     Number of             7)  Sole Voting Power
Shares Beneficially             2,178,223
      Owned by
   Each Reporting          8)  Shared Voting Power
    Person With                 None

                           9)  Sole Dispositive Power
                                None
                           10) Shared Dispositive Power
                                2,178,223

                     11)   Aggregate Amount Beneficially Owned by Each
                           Reporting Person. . . . . . . . . . . . . .2,178,223
                     12)   Check if the Aggregate Amount in Row (11) Excludes
                           Certain Shares (See Instructions). . . . . . . . ./ /

                     13)   Percent of Class Represented by Amount in Row (11)

                                34.0%

                     14)   Type of Reporting Person

                                CO

Item 1.   Security and Issuer.

          This statement relates to the common stock, no par value per share (the "Shares") of Universal Standard Medical Laboratories, Inc., a Michigan corporation (the "Company"). The Company's principal executive office is located at 21705 Evergreen Road, Southfield, Michigan 48075.

Item 2.   Identity and Background.

          This statement is being filed on behalf of Portfolio Investment Company Limited, a corporation organized under the laws of the Cayman Islands, B.W.I., ("PICL"). PICL maintains its principal place of business at Maples and Calder, Cayman International Trust Building, P.O. Box 309, Panton Avenue, Kirk House, Grand Cayman, Cayman Islands, B.W.I.; Mailing address: P.O. Box 309 63 SMB, Grand Cayman, Cayman Islands, B.W.I.

          The principal business of PICL is the management of equity and debt investments in U.S. companies.

          PICL has entered into a Management Agreement dated September 19, 1996 (the "Management Agreement") with WestSphere Capital Associates, L.P., a Delaware limited partnership ("WCA"), pursuant to which WCA acts as investment manager for PICL whereby WCA will have investment power including the power to dispose or to direct the disposition of Shares owned by PICL. WestSphere Capital Inc., a Delaware corporation ("WCI"), is the general partner of WCA. The address of each of WCA and WCI is c/o WestSphere Capital Associates, 55 East 50th Street, 13th Floor, New York, New York 10022. WCA and WCI have jointly filed a Schedule 13G regarding their beneficial interest in the Shares as a result of their holding an irrevocable proxy for each of the WestSphere Funds (as defined below).

          Information concerning the executive officers and directors of each of PICL, WCA and WCI is set forth in Schedule A to this statement. Neither PICL nor, to the best of our knowledge, WCA, WCI or any person named in Schedule A, during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or other Consideration.

          PICL acquired the Shares from each of WestSphere Equity Holding, Ltd., WestSphere Equity Holdings II, Ltd., WestSphere Funding, Ltd., CLF, Ltd. and WestSphere Funding II, L.P., (the "WestSphere Funds") pursuant to a Subscription and Share Purchase Agreement dated September 19, 1996 enclosed hereto as Exhibit 2. PICL acquired the Shares with the proceeds of the offering outside of the United States pursuant to Regulation S of the Securities Act of 1933, as amended, of US$8,000,000 of 9 1/4% Notes Due 1999.

Item 4.   Purpose of Transaction.

          PICL acquired the Shares pursuant to the Subscription and Share Purchase Agreement as part of a financial restructuring of certain obligations of WestSphere Funds. PICL acquired the Shares at a discount to the market price for the Shares in exchange for (a) a cash payment,
     (b) the assumption of the obligation to satisfy certain obligations of the sellers and (c) a capital contribution by the sellers, which are also shareholders of PICL, to PICL. Depending upon the Company's business and prospects, upon PICL's debt obligations (affected by the valuation of the Shares, other investments held by PICL and capital contributions by PICL's shareholders) and upon future market developments (including, without limitation, performance of the Shares in the market and general economic conditions), PICL may from time to time dispose of all or a portion of the Shares it holds. PICL has the right to put the Shares to its Shareholders at a price that may be either above or below the market price depending upon the market valuation of the Company at that time.

Item 5.   Interest in Securities of the Issuer.

          (a) The table below sets forth the number and percentage of Shares directly and indirectly held by each person named in Item 2 above:

                 Number of      Number of       Number of
                  Shares         Shares      Shares Directly   Approximate
Filing Party   Directly Held   Indirectly    and Indirectly    Percentages
                                  Held            Held

PICL             2,178,223             --      2,178,223       34.0%<F1>

WCA<F2>                 --        480,517         480,517      38.8%<F1>
WCI<F2>                 --        480,517         480,517      38.8%<F1>

____________________
[FN]
<F1> Percentages of beneficial ownership are calculated assuming 392,000 Shares issued and outstanding as of December 31, 1996, as reported in the Company's Annual Report on Form 10-K.

<F2> Includes all the Shares owned by PICL.  PICL has entered into a Management
Agreement whereby WCA will have investment power including the power to dispose, or to direct the disposition of the Shares, and therefore WCA may be deemed to be the beneficial owner of the Shares directly owned by PICL. WCI is the general partner of WCA, and therefore may be deemed to be the beneficial owner of the Shares directly owned by PICL. WCA and WCI disclaim this beneficial interest. The numbers of Shares also include 45,710 Shares owned by CLF, Ltd., 173,465 Shares owned by CLF L.P. and warrants held by affiliates of WCA to purchase 83,117 Shares.


          (b) PICL has the power to vote the Shares, PICL is managed by WCA which has investment power, including the power to dispose or to direct the disposition of the Shares. WCI is the general partner of WCA.

          (c)  Not applicable.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          to Securities of the Issuer                                         .

          PICL has entered into the Management Agreement with WCA, pursuant to which WCA acts as the investment manager in respect of the general governance, administration and operations of PICL., including, without limitation, the power to dispose or to direct the disposition of the Shares.

Item 7.   Material to be Filed as Exhibits.

     Exhibit 1.     Management Agreement, dated September 19, 1996.

     Exhibit 2. Subscription and Share Purchase Agreement, dated September 19, 1996.

                                   SCHEDULE A

                        Directors and Executive Officers

          Except as set forth below, the business address of each person is c/o WestSphere Capital Associates, L.P., 55 East 50th Street, 13 floor, New York, New York 10022.

Director of PICL            Present Principal Occupation      Address


Ryhal Gallagher                     Director of PICL       c/o Maples & Calder
                                                           P.O. Box 309 63 SMB
                                                           Grand Cayman,
                                                           Cayman Islands,
                                                           B.W.I.

Executive Officers of PICL

Barbara McDonald                    Secretary              c/o Maples & Calder
                                                           P.O. Box 309 63 SMB
                                                           Grand Cayman,
                                                           Cayman Islands,
                                                           B.W.I.
Barbara McDonald                    Secretary



General Partner of WCA

WCI


Executive Officers of WCA

Eduardo Bohorquez                   Chief Executive Officer

Nicholas Peters                     Managing Director

Joseph J. Vadapalas                 Managing Director


Directors and Executive Officers of WCI

Eduardo Bohorquez                   President and Chief Executive Officer

Nicholas Peters                     Executive Vice President

Joseph J. Vadapalas                 Executive Vice President



Citizenship of Directors and Executive Officers

Jose Bohorquez                      Colombia

Eduardo Bohorquez                   United States

Joseph J. Vadapalas                 United States

Ryhal Gallagher                     Republic of Ireland

                                    SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    PORTFOLIO INVESTMENT COMPANY




                                    By: /s/ Joseph J. Vadapalas
                                        Joseph J. Vadapalas
                                        Its:  Authorized Signatory


Date:  September 30, 1996

                                  EXHIBIT INDEX

         Exhibit 1.       Management Agreement dated September 19, 1996.


         Exhibit 2. Subscription and Share Purchase Agreement dated September 19, 1996.